FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 30, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL CONSOLIDATES ITS FERROALLOY ASSETS

Moscow, Russia – October 30, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the consolidation of its ferroalloy assets on the bases of its Oriel Resources subsidiary.

In the spring of 2008, Mechel OAO purchased Oriel Resources Company, which comprised of Tikhvin Smelting Plant ZAO (St. Petersburg region), Voskhod Chrome Deposit and Shevchenko Nickel Deposit (Kazakhstan). Among the enterprises representing the ferroalloy business at Mechel are Southern Urals Nickel Plant OAO (Orenburg region) and Bratsk Ferroalloy Plant OOO (Irkutsk region).

Currently, Mechel OAO, together with its affiliates, owns 100% of the Oriel Resources’ charter capital. In October 2008, while Oriel’s additional shares were being issued, 100% of Bratsk ferroalloys plant shares and 84.06% of Southern Urals Nickel Plant shares were combined into the Oriel Resources charter capital. Thus currently all the ferroalloy assets of the company are included into the structure of Oriel Resources Company.

“The consolidation of all ferroalloy assets currently owned by Mechel is in line with the development strategy of our ferroalloy division. The activities at our new division will increase the efficiency within our metallurgical segment, driven by the use of its own raw materials (ferroalloys) for specialty and stainless steel production. The consolidation will also help improve Mechel’s competitive position given the expansion of its existing business to new markets while enhancing the integration of its businesses,” Mechel OAO Chief Operating Officer and Mechel Ferroalloys Management Company OOO Chief Executive Officer Alexey Ivanushkin noted.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: October 30, 2008